Filed Pursuant to Rule 424(b)(3)
Registration No. 333-253432

PROSPECTUS ADDENDUM (to Amendment No. 1 dated April 7, 2016 to Prospectus Supplement dated October 8, 2015 and Prospectus dated February 24, 2021)

UBS AG

ETRACS Alerian MLP Infrastructure Index ETN Series B due April 2, 2040

This prospectus addendum relates to the ETRACS Alerian MLP Infrastructure Index ETN Series B due April 2, 2040 (the “ETRACS”) previously issued by UBS AG that are part of a series of debt securities entitled “Medium Term Notes, Series B”. This prospectus addendum and Amendment No. 1 dated April 7, 2016 to the Prospectus Supplement dated October 8, 2015 (the “original prospectus supplement”) will be used by UBS AG in connection with the continuous offering of outstanding series of previously issued ETRACS. The ETRACS were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your series of ETRACS, UBS AG prepared a prospectus supplement that was attached to a “base” prospectus, which has been replaced from time to time.

UBS AG has prepared a new “base” prospectus dated February 24, 2021. This new base prospectus replaces the prior base prospectus. Because the terms of your ETRACS otherwise have remained the same except as set forth in this addendum, UBS AG is continuing to use the original prospectus supplement. As a result, you should read the original prospectus supplement for your ETRACS, which gives the specific terms of your ETRACS, together with the base prospectus dated February 24, 2021. When you read these documents, please note that all references in the original prospectus supplement to the base prospectus dated as of a date prior to February 24, 2021, or to any sections of the prior base prospectus, should refer instead to the base prospectus dated February 24, 2021, or to the corresponding section of that base prospectus. In addition, please note that instead of using the website links in the original prospectus supplement to the base prospectus dated as of a date prior to February 24, 2021, you should use the following website link to access the base prospectus dated February 24, 2021: https://www.sec.gov/Archives/edgar/data/1114446/000119312521054082/d138688d424b3.htm

In addition, please disregard the table of contents for the base prospectus dated as of a date prior to February 24, 2021 that is provided in the original prospectus supplement. A table of contents for the new base prospectus is provided on page i of the February 24, 2021 base prospectus.

Supplemental Risk Factor Disclosure

Differences between the Securities and Bank Deposits

An investment in the Securities may give rise to higher yields than a bank deposit placed with UBS or with any other investment firm in the UBS Group (a “UBS Bank Deposit”). However, an investment in the Securities carries risks which are very different from the risk profile of a UBS Bank Deposit. The Securities are expected to have greater liquidity than a UBS Bank Deposit since UBS Bank Deposits are generally not transferable. However, the Securities may have no established trading market when issued, and one may never develop. Investments in the Securities do not benefit from the protection provided pursuant to Directive 2014/49/EU of the European Parliament and of the Council of the European Union on deposit guarantee schemes or any national implementing measure implementing this Directive in any jurisdiction. Therefore, if we become insolvent or default on our obligations, investors investing in such Securities in a worst case scenario could lose their entire investment. Further, if UBS experiences financial difficulties, the Swiss Financial Market Supervisory Authority has the power to open resolution or liquidation proceedings or impose protective measures in relation to UBS Group AG, UBS AG or UBS Switzerland AG, and holders of the Securities may be subject to write-down or conversion into equity on any application of the general bail-in tool and non-viability loss absorption, which may result in such holders losing some or all of their investment.

Supplemental Tax Disclosure

The following supplements and updates the discussion under “— Material U.S. Federal Income Tax Consequences — Non-United States Holders” in the original prospectus supplement and is intended to be read in conjunction with the discussion therein.

The Securities may be subject to withholding tax pursuant to regulations under Section 871(m) of the Code with respect to instruments that are issued (or deemed issued) on or after January 1, 2017. In general, these regulations impose a 30% withholding tax (subject to reduction under an applicable treaty) on deemed dividend amounts with respect to certain notes held by non-U.S. holders that reference U.S. equities or indices that include U.S. equities (unless that income is effectively connected with the holder’s conduct of a trade or business in the United States). The regulations only apply to a contract that is issued before January 1, 2019 if the contract is a “delta-one” contract (i.e., a contract that provides for “delta-one” exposure to underlying U.S. corporations). We believe and we intend to take the position that the Securities should be treated as delta-one contracts for this purpose.

Withholding under Section 871(m) of the Code generally applies only to transactions that reference U.S. stocks. However, special rules under the Section 871(m) regulations provide that a transaction that references certain partnerships that hold significant investments in U.S. stocks (“Covered Partnerships”) will be treated as referencing the U.S. stocks owned by the Covered Partnerships. We believe that some of the Index Constituents will be Covered Partnerships, and that accordingly, subject to the discussion in the following paragraph, Securities that are issued on or after January 1, 2017 will be subject to Section 871(m) of the Code. If applicable, the Section 871(m) tax will be based on the dividends that are paid on or after January 1, 2017 during a non-U.S. holder’s holding period in a Security with respect to U.S. stocks that are held by a Covered Partnership in the Index or any U.S. stocks that are included in the Index (to the extent of the notional interest in the Covered Partnership or stock that is referenced by the holder’s Security).

Notwithstanding the general rule described above, the Section 871(m) regulations provide that instruments that reference a “qualified index” generally are not subject to withholding under Section 871(m). Although it is not entirely clear whether and how the “qualified index” rules apply to an index that includes partnerships, it is possible that the Index will be treated as a “qualified index” if U.S. stocks represent less than 10% of the value of the Index, after looking-through to the U.S. stocks that are held by the Covered Partnerships in the Index. We do not currently have sufficient information to determine whether the Index is a “qualified index”. Therefore, although it is possible that we will determine that the Index should be treated as a “qualified index” in the future, we currently intend to treat Securities that are issued on or after January 1, 2017 as subject to withholding tax under Section 871(m).

We have issued Securities for tax purposes after January 1, 2017, and we may do so in the future. Furthermore, it is possible that the Securities could be deemed to be reissued for tax purposes upon a rebalancing of the Index, in which case Securities that are issued before January 1, 2017 would be deemed to be newly issued upon a rebalancing of the Index after such date. Moreover, Securities that are issued (or deemed issued) on or after January 1, 2017 will have the same CUSIP and ISIN number as Securities that were issued before that date, and accordingly there is unlikely to be a practical way to distinguish among Securities that are subject to withholding under this regime and those that are not. Accordingly, non-U.S. holders of Securities should generally assume that withholding agents will treat them for Section 871(m) purposes as having acquired Securities that were issued on or after January 1, 2017.

As noted in the original prospectus supplement, we intend to treat Coupon Amounts that are paid to a non-U.S. holder as subject to a 30% withholding tax (unless that income is effectively connected with the holder’s conduct of a trade or business in the United States). We believe that such withholding should generally equal or exceed the 30% withholding tax on “dividend equivalent” payments that is required by Section 871(m) and therefore, subject to the discussion below, no additional U.S. withholding tax should be required under Section 871(m) in respect of payments on the Securities. Nevertheless, in certain cases, the application of Section 871(m) to the Securities could increase a non-U.S. holder’s substantive U.S. federal income tax liability with respect to the Securities. For example, a non-U.S. holder that sells Securities between Coupon Payment Dates could be subject to additional U.S. withholding tax under Section 871(m) in respect of any dividends that were received by the Covered Partnerships in the Index or distributed in respect of any U.S. stocks in the Index, in each case since the last Coupon Payment Date for the Securities. Additionally, Section 871(m) may limit a non-U.S. holder’s ability to claim a refund in respect of any U.S. withholding tax that is imposed with respect to the Securities.

In addition, it is possible that a withholding agent will take the position that the Section 871(m) tax with respect to the Securities should be imposed in addition to the 30% withholding tax on the Coupon Amounts, in which case the application of Section 871(m) to the Securities could significantly increase a non-U.S. holder’s tax liability in respect of the Securities. This risk will be increased if a withholding agent elects to impose Section 871(m) withholding on the date that an underlying dividend is paid (or at the close of an applicable quarter), rather than imposing the tax on a payment date with respect to the Securities. In addition, if a withholding agent makes this election, it may collect the tax from other assets that the non-U.S. holder has in its custody. A non-U.S. holder should consult its tax advisor regarding this risk.

In addition, while the Securities should initially be grandfathered from the “Foreign Account Tax Compliance Act” (“FATCA”) rules that impose a 30% withholding tax on certain payments to investors and intermediaries that fail to comply with certain certification and information reporting requirements, any payments on the Securities that are subject to Section 871(m) withholding tax will also be subject to FATCA withholding if the investor or intermediary does not comply with the applicable FATCA certification and identification requirements.

The new regulations issued under 871(m) of the Code are complex, and aspects of their impact on the Securities are not entirely clear at this time. Significantly in this respect, it is not clear how non-U.S. holders and withholding agents should obtain the information necessary to determine the Section 871(m) tax with respect to dividends that are received by the Covered Partnerships in the Index in light of the limited public information regarding the U.S. stocks that are held by the Index components and the amount and timing of any dividends with respect to such stocks. Non-U.S. holders of Securities are, therefore, urged to consult their tax advisors and their custodians regarding the application of Section 871(m) to the Securities.

Acceleration of Redemption Valuation Date

In connection with any request you submit to redeem your Securities, as described in the original prospectus supplement under “Specific Terms of the Securities — Early Redemption at the Option of the Holders” and “— Redemption Procedures,” you may request that UBS AG accelerate the Redemption Valuation Date to the date on which you deliver the applicable Redemption Notice and Redemption Confirmation instead of the Index Business Day following such date. If UBS AG approves such request, in its sole discretion on a case-by-case basis, the Redemption Valuation Date for such redemption shall be the date on which you deliver the applicable Redemption Notice and Redemption Confirmation instead of the Index Business Day following such date. You should not assume that you will be entitled to any such acceleration. UBS AG will be under no obligation to approve any such request, or to make any announcement regarding any decision by it to approve any such request. As a result, when considering making an investment in the Securities, you should assume that UBS AG will not choose to approve any request to accelerate the Redemption Valuation Date, or that if UBS AG does approve any such request, it will choose not to do so with respect to any redemption requests that you submit. Any applicable Redemption Valuation Date is subject to adjustment as described in the original prospectus supplement under “Specific Terms of the Securities — Market Disruption Event.”

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (“UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

UBS AG, UBS Securities LLC, or any affiliate of UBS AG may use this prospectus addendum, together with the original prospectus supplements or the original pricing supplement and the new base prospectus, in connection with offers and sales of the ETRACS in market-making transactions. Please see “Supplemental Plan of Distribution” in the original prospectus supplement and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank

Prospectus Addendum dated February 24, 2021